Exhibit 99.3

INTERIM REPORT Management’s Discussion and Analysis of Financial Condition and Results of Operations First Quarter December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All amounts are expressed in U.S. dollars)

INTRODUCTION

Axcan Pharma Inc. (“Axcan” or “the Company”) is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company’s main products include pancreatic enzymes (ULTRASE, PANZYTRAT and VIOKASE) for the treatment of exocrine pancreatic insufficiency; bile acid (URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN) for the treatment of certain cholestatic liver diseases; mesalamine (SALOFALK and CANASA) for the treatment of certain inflammatory bowel diseases; and sucralfate (CARAFATE and SULCRATE) for the treatment of gastric and duodenal ulcers. Axcan also has a number of projects in all phases of clinical development.

On November 29, 2007, Axcan announced that it had entered into an arrangement agreement for Axcan to be acquired by an affiliate of TPG Capital L.P. (“TPG Capital”) in an all-cash transaction with a total value of approximately $1.3 billion. Under the terms of the transaction, TPG Capital will acquire all of the common shares of Axcan for an offer price of $23.35 per common share.

At a special meeting on January 25, 2008, 80.8% of the shareholders of the Company voted 99.9% in favour of a plan of arrangement pursuant to Section 192 of the Canada Business Corporation Act, which would result in the acquisition of the outstanding shares of the Company by TPG Capital (the “Arrangement”).

Axcan anticipates that the Arrangement will be completed in the first calendar quarter of 2008, subject to meeting customary conditions, including regulatory approvals. The transaction is not contingent on financing commitments. The Arrangement agreement contains customary provisions including the payment of a break-up fee in the event of termination in certain circumstances. The Arrangement agreement outlining the conditions associated with this transaction is available on SEDAR and EDGAR. Following the completion of the transaction, the Company’s common shares will be delisted and no longer trade publicly. The Company’s headquarters will remain in Quebec, Canada.

During the three-month period ended December 31, 2007, the Company incurred costs associated with the Arrangement of $3.7 million (approximately $2.5 million after tax, or $0.04 of diluted net income per share) consisting primarily of investment banking fees (approximately $2.0 million) and professional fees directly related to the proposed Arrangement.

The conclusion of the Arrangement is expected to result in additional expenses totalling between $29.6 million and $31.6 million, of which between $19.0 million and $21.0 million are related to investment banking and other professional fees, approximately $6.5 million related to accelerated vesting of the stock incentive plans and approximately $4.1 million related to payments to certain officers under their employment agreements, as a result of the change in control of the Company. Further details with regards to some of these amounts can be found in the Management Information Circular dated December 21, 2007.

VISION

Axcan’s vision is to become the reference gastroenterology specialty pharmaceutical company. The Company’s vision is supported by goals to provide value-added therapeutics for a broad spectrum of unmet needs in gastroenterology, achieve a leadership position in its targeted gastroenterology segments, offer stimulating and rewarding opportunities for its employees and create shareholder value and a competitive shareholder return.

STRATEGY

Axcan seeks to develop its gastrointestinal franchise by 1) growing its base business; 2) launching new products; 3) making strategic acquisitions; 4) advancing its research and development portfolio; and 5) expanding internationally.

Base Business and New Products: Axcan’s intention is to grow sales by building on its solid base business and introducing new products onto the market. The Company’s strategy brings together its focus on product differentiation and a competitive time-to-market for its products, combined with astute portfolio management and a heightened sales focus. Axcan believes that its revenues should be enhanced through increased sales of the Company’s existing products.

Strategic Acquisitions: Axcan’s goal is to build on its proven acquisition strategy and continue to aggressively seek products and/or companies to fuel future growth. By capitalizing on its current business model, the Company seeks to leverage its strengths and capabilities in order to develop and acquire products that have significant market potential and complement its area of focus.

Research and Development: Axcan’s products continue to provide great benefit to patients. The Company will sustain investment into research and development, in order to develop the next generation of products to address unmet needs in gastroenterology.

International Expansion: Axcan’s current infrastructure, both in North America and Europe, will form the basis of the Company’s international expansion, as management believes that it will serve as a springboard to increase Axcan’s sales and marketing footprint worldwide.

BUSINESS ENVIRONMENT

Axcan’s revenue in North America has historically been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large pharmacy chains. Axcan utilizes a “pull-through” marketing approach that is typical of pharmaceutical companies. According to this approach, Axcan’s sales representatives demonstrate the features and benefits of its products to gastroenterologists, who may write their patients prescriptions for Axcan’s products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large pharmacy chains, their distribution centres, to which Axcan sells its products. Axcan’s revenue in Europe and other markets has historically been and continues to be principally derived from sales of pharmaceutical products to institutional buyers and pharmacies through a network of distributors. The level of patient and physician acceptance of Axcan’s products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan’s products, impact Axcan’s revenues by driving the level and timing of prescriptions for its products.

Axcan’s expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from which Axcan licenses some of its commercialized products), research and development expenses, as well as depreciation and amortization.

Axcan’s operating revenues are primarily affected by three factors: the level of acceptance of Axcan’s products by gastroenterologists and their patients; the ability of Axcan to convince practitioners to use Axcan’s products for approved indications; and wholesaler buying patterns.

Historically, wholesalers’ business models in the United States were dependent on drug price inflation. Their profitability and gross margins were directly tied to the speculative purchasing of pharmaceutical products at pre-increase prices, and the selling of their product inventory to their customers at the increased price. This inventory price arbitrage accounted for a predominant portion of wholesalers’ compensation for their distribution services and had a dramatic effect on wholesaler buying patterns, as they invested in inventories in anticipation of generating higher gross margins from manufacturer price increases. Since fiscal 2005, pharmaceutical manufacturers have not been increasing drug prices as frequently, and the percentage increases have been lower. For these and other reasons, some wholesalers have changed their business model to a fee-for-service arrangement, whereby manufacturers pay wholesalers a fee for inventory management and other services. These fees typically are a percentage of the wholesaler’s purchases from the manufacturer or a fixed charge per item or per unit. The fee-for-service approach results in wholesalers’ compensation being more stable, and volume-based as opposed to price-increase based.

As a result of the move to a fee-for-service business model, many wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their inventories from their historical levels. Under the new model, the consequence of manufacturers using wholesalers is that they now realize the benefit of price increases more rapidly in return for paying wholesalers for the services they provide, on a fee-for-service basis. This change in wholesalers’ business models has affected Axcan’s revenue since fiscal 2005, and the resulting distribution services agreement (“DSA”) fees are deducted from gross sales. Currently, only one such DSA is in place and Axcan expects to enter into further DSAs with its other wholesalers.

FINANCIAL OVERVIEW

This discussion and analysis is based on the Company’s unaudited interim consolidated financial statements and the related notes thereto reported under generally accepted accounting principles in the United States (“U.S. GAAP”). This discussion should be read in conjunction with the information contained in Axcan’s annual consolidated financial statements and the related notes thereto.

For the three-month period ended December 31, 2007, revenue was $92.9 million ($78.8 million in 2006), operating income was $26.4 million ($25.8 million in 2006) and net income was $22.3 million ($17.5 million in 2006). Revenue from sales of Axcan’s products in the United States was $65.2 million (70.2% of total revenue) for the three-month period ended December 31, 2007, compared to $51.1 million (64.8% of total revenue) for the corresponding period of fiscal 2007. In Canada, revenue was $9.5 million (10.2% of total revenue) for the three-month period ended December 31, 2007, compared to $12.5 million (15.8% of total revenue) for the corresponding period of fiscal 2007. In Europe, revenue was $18.2 million (19.6% of total revenue) for the three-month period ended December 31, 2007, compared to $15.1 million (19.2% of total revenue) for the corresponding period of fiscal 2007.

Financial Highlights

	For the three-month periods ended December 31,
(in millions of U.S. dollars, except share related data)	2007	2006
	$	$
Revenue	92.9	78.8
Net income	22.3	17.5
Net income per common share
Basic	0.40	0.38
Diluted	0.39	0.34

	December 31,	September 30
	2007	2007
	$	$
Total assets	856.1	832.6
Long-term debt	0.1	0.1
Shareholders’ equity	718.7	690.2

The following table sets forth, for the years indicated, the percentage of revenue represented by items in Axcan’s consolidated statements of operations:

	For the three-month periods ended December 31,
	2007	2006
	%	%
Revenue	100.0	100.0

Cost of goods sold	24.1	24.4
Selling and administrative expenses (a)	35.1	28.1
Research and development expenses	5.9	7.9
Depreciation and amortization	6.4	6.8
	71.5	67.2

Operating income	28.5	32.8

Financial expenses	0.2	2.2
Interest income	(3.9)	(2.6)
Gain on foreign currency	(0.0)	(0.1)
	(3.7)	(0.5)

Income before income taxes	32.2	33.3
Income taxes	8.2	11.1
Net income	24.0	22.2

(a)          Including 4.0% of investment banking and professional fees directly related to the proposed Arrangement

Three-month period ended December 31, 2007, compared to three-month period ended December 31, 2006

Overview of Results of operations

	For the three-month periods ended December 31,
(in millions of U.S. dollars, except share related data)	2007	2006	Change
	$	$	$	%
Revenue	92.9	78.8	14.1	17.9
Cost of goods sold (a)	22.4	19.2	3.2	16.7
Selling and administrative expenses (a) (b)	32.6	22.2	10.4	46.8
Research and development expenses (a)	5.5	6.2	(0.7)	(11.3)
Depreciation and amortization	5.9	5.4	0.5	9.3
	66.4	53.0	13.4	25.3
Operating income	26.5	25.8	0.7	2.7
Financial expenses	0.2	1.8	(1.6)	(88.9)
Interest income	(3.6)	(2.1)	(1.5)	(71.4)
Gain on foreign currency	(0.0)	(0.1)	0.1	100.0
	(3.4)	(0.4)	(3.0)	(750.0)
Income before income taxes	29.9	26.2	3.7	14.1
Income taxes	7.6	8.7	(1.1)	(12.6)
Net income	22.3	17.5	4.8	27.4

(a)          Exclusive of depreciation and amortization

(b)         Including $3.7 million of investment banking and professional fees directly related to the proposed Arrangement

Net income per common share
Basic	0.40	0.38	0.02	5.3
Diluted	0.39	0.34	0.05	14.7

Revenue

For the three-month period ended December 31, 2007, revenue was $92.9 million compared to $78.8 million for the corresponding period of the preceding fiscal year, an increase of 17.9%.

This increase in revenue primarily resulted from higher sales in the United States, which amounted to $65.2 million for the three-month period ended December 31, 2007, compared to $51.1 million for the corresponding period of preceding fiscal year, an increase of 27.6%. The end-customer prescription demand resulted in positive growth for most of our products sold in the United States, which was reflected in sales to our major wholesalers. The Company is unable to estimate the levels of wholesaler inventories at the date of the writing of this report. Strong sales of CARAFATE, CANASA and ULTRASE explain the increase compared to the corresponding quarter of the preceding fiscal year. Furthermore, as Axcan transitions to new eligibility rules in its patient assistance programs, the Company is now realizing revenues from certain prescriptions that were provided free of charge, or at a reduced cost in prior periods.

Sales in Europe increased 20.5%, from $15.1 million to $18.2 million for the three-month period ended December 31, 2007, due to sales of DELURSAN and LACTEOL in France as well as the effect of currency conversion. For the three-month period ended December 31,

2007, Axcan reported sales of $5.3 million ($4.5 million in 2006), for LACTEOL, including $2.9 million ($2.6 million in 2006), outside of France.

Sales in Canada decreased 24.0% from $12.5 million for the quarter ended December 31, 2006 to $9.5 million for the quarter ended December 31, 2007.  Lower sales of URSO following the launch of generic products in the second half of fiscal 2007 explain the decrease.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, DSA fees, discounts and other allowances. The following table summarizes the Company’s gross-to-net revenue adjustments for each significant category:

	For the three-month periods ended December 31,
(in millions of U.S. dollars)	2007	2006	Change
	$	$	$	%
Gross revenue	107.8	94.0	13.8	14.7
Gross-to-net revenue adjustments
Product returns	3.0	3.9	(0.9)	(23.1)
Chargebacks	5.0	2.7	2.3	85.2
Contract rebates	4.6	6.0	(1.4)	(23.3)
DSA fees	0.4	1.0	(0.6)	(60.0)
Discounts and other allowances	1.9	1.6	0.3	18.8
Total gross-to-net revenue adjustments	14.9	15.2	(0.3)	(2.0)

Net revenue	92.9	78.8	14.1	17.9

Product returns, chargebacks, contract rebates, DSA fees, discounts and other allowances totalled $14.9 million (13.8% of gross revenue) for the three-month period ended December 31, 2007, and $15.2 million (16.2% of gross revenue) for the three-month period ended December 31, 2006.

The decrease in total deductions as a percentage of gross revenue for the three-month period ended December 31, 2007, was primarily due to a decrease in product returns, which is in line with the decline in wholesaler inventory levels which occurred during the first half of fiscal 2007, a decrease in contract rebates mainly due to sales mix and the decline in DSA fees due to product price increases and their related credits and other changes in related assumptions.

Cost of goods sold

Cost of goods sold consists principally of the costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. For the three-month period ended December 31, 2007, cost of goods sold increased $3.2 million (16.7%) to $22.4 million from $19.2 million for the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the three-month period ended December 31, 2007, decreased as compared to the corresponding period of the preceding fiscal year from 24.4% to 24.1%. This decrease in the cost of goods sold as a percentage of revenue occurred as the Company continues to benefit from improvements to its information systems, allowing for better monitoring of its inventories as well as lower manufacturing and purchasing costs. A reduction in certain project related expenses incurred for technical services and commercial product process improvements also contributed to the decrease.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan’s sales force and its marketing activities. For the three-month period ended December 31, 2007, selling and administrative expenses increased $10.4 million (46.8%) to $32.6 million from $22.2 million for the corresponding period of the preceding fiscal year. The increase in selling and administrative expenses is largely attributable to investment banking and other professional fees incurred in relation to the transaction with TPG Capital (amounting to $3.7 million for the quarter), higher expenses linked to increased sales performance and the timing of certain marketing expenses.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf, as well as the salaries and benefits paid to its personnel involved in research and development projects. For the three-month period ended December 31, 2007, research and development expenses decreased $0.7 million (11.3%) to $5.5 million, from $6.2 million for the corresponding period of the preceding fiscal year. The decrease is mainly due to the termination of the development of ITAX in fiscal 2007 and lower expenses for clinical studies related to the Company`s pancreatic enzyme products, compared to the corresponding period of the previous fiscal year. In April 2004, the FDA had formally notified manufacturers of pancreatic insufficiency products that these drugs, which include ULTRASE and VIOKASE, must receive approval before April 2008, in order to remain on the market. This deadline was recently extended to April 2010. Axcan completed the submission of its NDA for ULTRASE during fiscal 2007, and is preparing its NDA for VIOKASE.

Depreciation and amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. For the three-month period ended December 31, 2007, depreciation and amortization increased $0.5 million (9.3%) to $5.9 million from $5.4 million for the corresponding period of the preceding fiscal year. This increase is due to the amortization of the intangible assets associated with PYLERA which was launched in May 2007.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with funds borrowed for acquisitions. For the three-month period ended December 31, 2007, financial expenses decreased $1.6 million to $0.2 million from $1.8 million for the corresponding period of the preceding fiscal year. This decrease is mainly due to the reduction in interest on long-term debt and in amortization of deferred debt issue expenses following the conversion to equity of the Company’s $125.0 million 4.25% Convertible Subordinated Notes (the “Notes”), in the third quarter of fiscal 2007.

Interest income

For the three-month period ended December 31, 2007, interest income increased $1.5 million (71.4%) to $3.6 million from $2.1 million for the corresponding period of the preceding fiscal year. This increase is related to the increase in cash, cash equivalents and short-term investments.

Income taxes

For the three-month period ended December 31, 2007, income taxes amounted to $7.6 million compared to $8.7 million for the corresponding period of the preceding fiscal year. The effective tax rates were 25.4% for the three-month period ended December 31, 2007, compared to 33.3% for the three-month period ended December 31, 2006. The reduction in effective tax rate is mainly due to the fact that a greater portion of the net income for the three-month period ended December 31, 2007, has been realized in fiscal jurisdictions with a lower tax rate.

Net income

Net income was $22.3 million or $0.40 of basic net income per share and $0.39 of diluted net income per share, for the three-month period ended December 31, 2007, compared to $17.5 million or $0.38 of basic net income per share and $0.34 of diluted net income per share for the preceding year. The change in net income for the three-month period ended December 31, 2007, resulted mainly from an increase in revenue of $14.1 million, an increase in interest income of $1.5 million, a decrease in income taxes of $1.1 million and a decrease in financial expenses of $1.6 million, which were partly offset by an increase in operating expenses of $13.4 million.

The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.8 million for the three-month period ended December 31, 2006, to 56.0 million for the three-month period ended December 31, 2007, following the exercise of options previously granted pursuant to Axcan’s stock incentive plans, as well as the conversion of the Company’s Notes to equity, which occurred on June 28, 2007. The weighted average number of common shares used to establish the diluted per share amounts increased from 55.2 million for the three-month period ended December 31, 2006, to 56.8 million for the three-month period ended December 31, 2007. As at January 25, 2008, there were 55.4 million common shares issued and outstanding.

Cash flows

The Company’s cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

	For the three-month periods ended December 31,
(in millions of U.S. dollars)	2007	2006	Change
	$	$	$
Cash provided by operating activities	10.2	29.2	(19.0)
Cash provided by investing activities	120.6	68.9	51.7
Cash provided by financing activities	0.1	0.6	(0.5)

Cash flows provided by operating activities decreased $19.0 million from $29.2 million for the three-month period ended December 31, 2006, to $10.2 million for the three-month period ended December 31, 2007. Although the net income increased by $4.8 million, the cash provided by operating activities decreased because there were increases in current assets and decreases in current liabilities, which negatively impacted the cash flow by a total of $18.8 million, including the milestone of $10.0 million paid to Cellerix during the quarter. Cash flows provided by investing activities for the three-month period ended December 31, 2007, were $120.6 million, mainly due to the disposal of short-term investments of $123.8 million, less the net cash used for the acquisition of property, plant and equipment for $3.2 million. Cash flows provided by investing activities for the three-month period ended December 31, 2006, were $68.9 million, mainly due to the net disposal of short-term investments of $70.2 million, less the cash used for the acquisition of property, plant and equipment for $1.4 million. Cash flows provided by financing activities were $0.1 million for the three-month period ended December 31, 2007, mainly due to the issue of common shares for cash consideration of $0.2 million as a result of the exercise of stock options during the quarter.

Balance sheet

The following table summarizes balance sheet information as at December 31, 2007, compared to September 30, 2007:

	December 31,	September 30,
(in millions of U.S. dollars)	2007	2007	Change
	$	$	$	%
Cash, cash equivalents and short-term investments	317.1	309.6	7.5	2.4
Current assets	424.2	402.1	22.1	5.5
Total assets	856.1	832.6	23.5	2.8
Current liabilities	99.0	104.7	(5.7)	(5.4)
Long-term debt	0.1	0.1	—	—
Total liabilities	137.4	142.4	(5.0)	(3.5)
Shareholders’ equity	718.7	690.2	28.5	4.1

Working capital	325.2	297.4	27.8	9.3

Axcan’s cash, cash equivalents and short-term investments increased by $7.5 million (2.4%) to $317.1 million as at December 31, 2007, from $309.6 million at September 30, 2007. This increase was mainly due to the cash flows from operating activities of $10.2 million for the three-month period ended December 31, 2007. As at December 31, 2007, Axcan did not hold any asset backed commercial paper.

As at December 31, 2007, working capital was $325.2 million, compared to $297.4 million at September 30, 2007, an increase of $27.8 million (9.3%). Total assets increased $23.5 million (2.8%) to $856.1 million as at December 31, 2007, from $832.6 million as at September 30, 2007. Shareholders’ equity increased $28.5 million (4.1%) to $718.7 million as at December 31, 2007, from $690.2 million as at September 30, 2007. These increases were mainly due to the net income of $22.3 million for the three-month period ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes, which have since been converted into equity. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm, Inc. and from Schwarz Pharma, Inc., a former joint venture partner, to finance the acquisition of URSO.

Axcan’s research and development expenses totalled $39.8 million for fiscal 2006 and $28.6 million for fiscal 2007. Axcan believes that its cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

As a result of limitations on issuance of securities arising from the impending Arrangement, the Company did not meet all of its requirements related to the awarding of annual stock incentive awards for fiscal year 2007 under the Company’s long-term incentive plan for employees on the dates scheduled for such awards in November 2007. In the event that the Arrangement is not completed, we expect to issue long-term incentive awards or cash bonus payments in an amount of up to $13.8 million, which would become payable on or shortly after the termination of the Arrangement Agreement.

Impact of the Arrangement

We expect the Arrangement to be completed in the first quarter of calendar 2008, subject to customary regulatory approvals, as well as satisfaction of other customary closing conditions.

We will incur indebtedness and utilize our cash on hand in order to complete the proposed Arrangement. As a result, our future cash requirements, sources of liquidity and uncertainties regarding our liquidity may change after the completion of the Arrangement. Because the proposed Arrangement is not complete, the discussion in this section does not consider the impact of proposed costs which will only be incurred upon consummation of the proposed Arrangement, nor does it consider the incurrence of the related indebtedness contemplated by the Arrangement.

Contractual Obligations and Other Commitments

The following table summarizes Axcan’s significant contractual obligations as at December 31, 2007, and the effect such obligations are expected to have on its liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at December 31, 2007, and certain other purchase obligations as discussed below:

	For the twelve-month periods ending December 31,
(in millions of U.S. dollars)	2008	2009	2010	2011	2012 and thereafter
	$	$	$	$	$
Long-term debt	0.4	0.1	—	—	—
Operating leases	2.2	0.8	0.3	0.1	0.1
Other commitments	2.3	0.9	0.5	0.2	—
	4.9	1.8	0.8	0.3	0.1

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan’s purchase orders are based on current needs and are fulfilled by its vendors within relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities and therefore are not included in the above table.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may differ depending on the timing of receipt of goods or services, or, for some obligations, changes to agreed-upon amounts.

Long-term debt

Long-term debt, including instalments due within one year, totalled $0.5 million as at December 31, 2007, compared to $0.6 million as at September 30, 2007.

Operating leases

The Company has various long-term operating lease agreements for office space, automotive equipment and other equipment.  The latest expiry date for these agreements is in 2013.

Other commitments

Other operating commitments consist primarily of amounts relating to administrative services, clinical studies and other research and development services.

Line of Credit

Since September 28, 2007, the Company has had an amended credit agreement with a banking syndicate relative to a $125.0 million 5-year financing, maturing on April 30, 2012 (September 20, 2009 in 2006). Under certain conditions, the amount of the credit can now be increased up to an additional $100.0 million and the maturity date extended.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 50% (10% in 2006) of the Company’s net income for the preceding fiscal year.

The interest rate varies, depending on the Company’s leverage, between 5 and 75 (25 and 100 in 2006) basis points over the Canadian prime rate or U.S. base rate and between 90 and 175 (125 and 200 in 2006) basis points over the LIBOR rate or bankers’ acceptances. The line of credit also provides for a stand-by fee of between 20 and 32.5 (25 and 37.5 in 2006) basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollars or in euro equivalent. As at December 31, 2007, there was no amount outstanding under the line of credit.

Including cash, cash equivalents and short term investments, as well as the line of credit described above, as at December 31, 2007, Axcan had up to $542.1 million of available cash resources.

Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, and does not engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

QUARTERLY FINANCIAL HIGHLIGHTS

(in millions of U.S. dollars	For the three-month periods ended
except share related data) (unaudited)	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	$	$	$	$

Revenue	92.9	92.5	92.3	85.3
Net income	22.3	16.8	19.4	17.8
Net income per common share:
Basic	0.40	0.30	0.42	0.39
Diluted	0.39	0.30	0.36	0.34

	For the three-month periods ended
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
	$	$	$	$

Revenue	78.8	72.3	76.7	72.8
Net income	17.5	8.3	13.3	8.3
Net income per common share:
Basic	0.38	0.18	0.29	0.18
Diluted	0.34	0.17	0.26	0.17

Net income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add up to the annual total.

CRITICAL ACCOUNTING POLICIES

Axcan’s consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Some of Axcan’s critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Therefore, a change in the facts and circumstances of an underlying transaction could significantly change the application of Axcan’s accounting policies to that transaction, which could have an effect on the Company’s financial statements. The policies that management believes are critical and require the use of complex judgment in their application are discussed below.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements and also affect the recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include allowances for accounts receivable and inventories, reserves for product returns, rebates, chargebacks and DSA fees, the classification of intangible assets between finite life and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, stock-based compensation costs, pending legal settlements, the establishment of provisions for income taxes including the realizability of deferred tax assets and the allocation of the purchase price of acquired assets and businesses. The estimates are made using the historical information and various other relevant factors available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which the Company sells its products, changes in the health care environment, foreign exchange and managed care consumption patterns.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates, products returns and distribution service agreement fees are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by the Company at the time of sale, based on historical experience adjusted to reflect known changes in the factors that impact such reserves. In certain circumstances, returns of products are allowed under the Company’s policy and provisions are maintained accordingly. These revenue reductions are generally reflected as an addition to accrued expenses. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

The following table summarizes the activity in the accounts related to revenue reductions:

(in millions of U.S.	Product	Contract	Charge-	DSA	Discounts
dollars)	returns	rebates	backs	fees	and other	Total
	$	$	$	$	$	$
Balance as at September 30, 2007	12.5	9.4	5.9	1.6	0.4	29.8
Provisions	3.0	4.6	5.0	0.4	1.9	14.9
Settlements	(1.1)	(4.9)	(2.3)	(0.5)	(1.9)	(10.7)
Balance as at December 31, 2007	14.4	9.1	8.6	1.5	0.4	34.0

Axcan does not provide any form of price protection to its wholesale customers and permits product returns only if the product is returned in the 12 months following its expiration date.

Credit for returns is issued to the original purchaser at current wholesale acquisition cost less 10%. Accrued liabilities include reserves of $14.4 million and $12.5 million as at December 31, 2007, and September 30, 2007, respectively, for estimated product returns.

In the United States, the Company establishes and maintains reserves for amounts payable to managed care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by these programs. Axcan establishes and maintains reserves for amounts payable to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to its contract customers. The amounts are recognized as revenue reductions at the time of sale based on the Company’s best estimate of the product’s utilization by these managed care and state Medicaid patients and sales to its contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $9.1 million and $8.6 million as at December 31, 2007, and $9.4 million and $5.9 million as at September 30, 2007, respectively, for estimated contract rebates and chargebacks.

If the levels of chargebacks, fees pursuant to DSAs, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and/or if Axcan’s estimates do not adequately reserve for these reductions of net product revenues, the Company’s reported revenue could be negatively affected.

Intangible Assets and Goodwill

In the past, the Company has acquired products and businesses that included goodwill, trademarks, license agreements and other identifiable intangible assets. Axcan’s goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, goodwill and intangible assets with indefinite life are not amortized. The value of goodwill and intangible assets with indefinite life are subject to an annual impairment test and the intangible assets with definite life are subject to an impairment test whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. The Company compares the carrying value of the unamortized portion of intangible assets with definite life to the future benefits of the Company’s activities or expected sales of pharmaceutical products. For goodwill and intangible assets with indefinite life, the test is based on the comparison of the fair value of the asset with its carrying amount. Should there be a permanent impairment in value, a write-down will be recognized for the current year to reflect the assets at fair value.  To date, Axcan has not recognized any significant impairment in value on goodwill and intangible assets with an indefinite life.

Intangible assets with a finite life are amortized over their estimated useful lives according to the straight-line method over periods varying from 7 to 25 years. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with a finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long-term basis by maintaining the level of expenditure necessary to support the asset, the use of the asset, the existence and expiration date of a patent, the existence of a generic version of, or competitor to, the product and any legal or regulatory provisions that could limit the use of the asset. Axcan had not recognized any significant impairment in value of intangible assets with a finite life prior to the three-month period ended March 31, 2006, during which Axcan recognized a write-down of $5.8 million on a French product line including TAGAMET and TRANSULOSE, following budgetary initiatives implemented by the French government that adversely affected the estimated future sales of these products.

As a result of acquisitions of product rights and other identifiable intangible assets, the Company carries $366.6 million and $367.2 million as net intangible assets on its consolidated balance sheets as at December 31, 2007, and September 30, 2007, respectively. The estimated annual amortization expense for intangible assets with a finite life, which have a remaining weighted average amortization period of approximately 17 years, for the next five fiscal years, is approximately $17.4 million.

Also as a result of these acquisitions, the Company carries $27.5 million of goodwill on its consolidated balance sheets as at December 31, 2007, and September 30, 2007.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is expensed at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are expensed at the time of acquisition.

Stock-based Compensation

The Company maintains stock-based compensation plans under which stock options, deferred share units and restricted shares units may be granted to employees and non-employee directors. Option awards made under the plans are granted at the stock market price on the last trading date prior to the date of grant and vest over periods ranging from 1 to 5 years.

Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment”. SFAS No. 123(R) requires all stock-based payments to employees to be expensed over the requisite service based on the grant-date fair value of the awards and requires that the unvested portion of all outstanding awards upon adoption be recognized using the same fair value and attribution methodologies previously determined under SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The Company continues to use the Black-Scholes valuation method and applied the requirements of SFAS No. 123(R) using the modified prospective transition approach.

Income taxes

Income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are recognized to account for the estimated taxes that will result from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Deferred income tax assets and liabilities are measured based on enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Adjustments to the deferred income tax asset and liability balances are recognized in net income as they occur.

The Company conducts business in various countries throughout the world and is subject to tax in numerous jurisdictions. As a result of its business activities, the Company files a significant number of tax returns that are subject to examination by various federal, state, and local tax authorities. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by the Company and this may require several years to resolve.

Changes in Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combinations”, which replaces SFAS No. 141, “Business Combinations”. SFAS No. 141(R) expands the definition of a business combination and requires the acquisition method of accounting to be used for all business combinations and an acquirer to be identified for each business combination. SFAS No. 141(R) also requires that all assets, liabilities, contingent considerations, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141(R) establishes requirements in the recognition of acquisition costs, restructuring costs and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of the provisions of SFAS No. 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, SFAS No. 160 requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS No.160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this issue is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-01, “Accounting for Collaborative Arrangements”. EITF No. 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF No. 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF No. 07-01 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of the provisions of EITF No. 07-1 on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is effective for the Company in the first quarter of the year beginning October 1, 2007. The Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Differences between tax positions taken in a tax return and amounts recognized in the financial statements are recorded as adjustments to income taxes payable or receivable, or adjustments to deferred taxes, or both. FIN No. 48 also requires expanded disclosure at the end of each annual reporting period including a tabular reconciliation of unrecognized tax benefits. In accordance with FIN No. 48, the Company must report the difference between the net amount of assets and liabilities recognized in the balance sheet prior to and after the application of FIN No. 48 as a cumulative effect adjustment to the opening balance of retained earnings. In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, which is effective upon the initial adoption of Interpretation 48. FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The adoption of the provisions of FIN No. 48 did not have a material impact on the company’s consolidated financial position and results of operations, and a cumulative effect adjustment to the opening balance of retained earnings was not necessary.

CONTROLS AND PROCEDURES

There were no changes in Axcan’s internal controls over financial reporting during the three-month period ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISK FACTORS

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan’s results of operations. Risks other than those described below can be found in “Part III - Business of Axcan” of the Company’s Annual Information Form.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of revenue and expense activities as well as capital expenditures are transacted in U.S. dollars. Axcan’s results of operations are also affected by fluctuations of currencies other than the U.S. dollar, in particular euros and Canadian dollars. Axcan’s exposure to exchange rate fluctuations in these currencies is reduced because, in general, Axcan’s revenues denominated in currencies other than the U.S. dollar are partially offset by a corresponding amount of costs denominated in the same currency. However, significant long-term fluctuations in relative currency values could have an adverse effect on future profitability.

Interest Rate Risk

The primary objective of Axcan’s investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers’ acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices

The market price of Axcan’s shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities, can have a significant effect on the trading price of Axcan’s shares.

Transaction Risks

As previously indicated, on November 29, 2007, Axcan announced that it had entered into an agreement for Axcan to be acquired by TPG Capital. The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of applicable governmental authorities and (ii) certain termination rights available to the parties under the agreement. There can be no assurance that these approvals will be obtained, the other conditions to the transaction will be satisfied in accordance with their terms, and/or the parties to the agreement will not exercise their termination rights. In such cases the proposed transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed transaction could have a material adverse impact on the market price of Axcan’s shares. In addition, depending on the circumstances in which the proposed transaction is not completed, Axcan could have to pay to TPG Capital significant fees and costs.

Other

The Company does not believe that unfavourable decisions in possible proceedings related to any future tax assessment or any amount it might be required to pay will have a material adverse effect on the Company’s financial position, cash flows or overall trends in results of operations. There is the possibility of a material adverse impact on the results of operations of the period in which the matter is ultimately resolved, if it is resolved unfavourably, or in the period in which an unfavourable outcome becomes probable and reasonably estimable.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, and are generally identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this document, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian securities regulators. The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

This MD&A has been prepared as at January 29, 2008. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website and the 40-F on the EDGAR website.

On behalf of Management,

(signed)

Steve Gannon
Senior Vice President and Chief Financial Officer

The names AXCAN, AXCAN PHARMA, CANASA, CARAFATE, DELURSAN, ITAX, LACTEOL, PANZYTRAT, PYLERA, PHOTOFRIN/PHOTOBARR, SALOFALK, SULCRATE, TAGAMET, TRANSULOSE, ULTRASE, URSO/URSO 250, URSO FORTE, URSO DS and VIOKASE appearing in this document are trademarks or registered trademarks of Axcan Pharma Inc. and its subsidiaries; the name ADEKs is a registered trademark of Carlsson-Rensselaer Corporation.